FORM PX14A6G

BANK OF AMERICA CORP – BAC

Filed:  April 29, 2014

Notice of Exempt Solicitation. Definitive Materials.

United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1. Name of Registrant:

Bank of America Corp.

2. Name of person(s) relying on exemption:

a.       The Sisters of the Holy Names of Jesus and Mary, US Ontario Province

b.       Calvert Social Index Fund, Calvert VP SRI Large Cap Value Portfolio, Calvert VP S&P 500 Index Portfolio and Calvert Large Cap Value Fund, acting through Calvert Investment Management, Inc.

c.       The Congregation of Divine Providence

d.       Providence Trust

e.       Friends Fiduciary Corporation

f.   The Congregation of St. Joseph

3. Address of person(s) relying on Exemption:

a.       PO Box 398 Marylhurst, OR 97036

b.       4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814

c.       515 SW 24th Street,  San Antonio, TX 78207

d.       P.O. Box 37345, San Antonio, TX 78237

e.   1650 Arch Street, Suite 1904, Philadelphia, PA 19108

f.   La Grange Park Center, 1515 West Ogden Avenue, La Grange Park, IL 60526

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2014 Annual Meeting.

 IMPORTANT PROXY VOTING MATERIAL

Shareholder Rebuttal to the Bank of America Corporation Opposition Statement Regarding Climate Change Risk Disclosure

Proposal 7: Climate Change Report

This proposal has been filed by Calvert Investment Management, Inc. (“Calvert”); The Sisters of the Holy Names of Jesus and Mary, US Ontario Province; The Congregation of Divine Providence; Providence Trust; Friends Fiduciary Corporation; and the Congregation of St. Joseph. These investors share a common concern regarding the broader financially material and societal implications of climate change, and shareowners request that Bank of America assess its greenhouse gas emissions resulting from its financing portfolio and its exposure to climate change risk in its lending, investing, and financing activities.

Bank of America’s opposition statement and primary arguments against this proposal are that:

o   Bank of America already provides publicly available information on estimated greenhouse gas emissions attributed to its most carbon intensive  sector of the economy in which it does business;

o   Bank of America’s Board believes that this additional report, which would focus on the greenhouse gas emissions from the other sectors of the economy where Bank of America does business would require considerable resources without conveying useful and transparent information to institutional investors; and

o   Bank of America is recognized as an industry leader as a result of its efforts to develop solutions to mitigate climate change and participate in global initiatives to create standardized assessment tools to account for and report on emissions from lending and investing activities.

Our Rebuttal and Rationale for a YES vote follows:

This proposal requests Bank of America to report, at a reasonable cost and omitting proprietary information, given the broader societal implications of climate change, an assessment of Bank of America’s greenhouse gas emissions resulting from its financing portfolio and its exposure to climate change risk in its lending, investing, and financing activities. The elements of the requested report, prepared at a reasonable cost and omitting proprietary information, are the following:

o   Sectors and assets classes assessed and frequency of assessment

o   Lending, investing, and financing activities surveyed for each sector and asset class

o   Material risks surveyed that are associated with climate change

o   Methodology used to track and measure greenhouse gas estimates by sector and asset class for lending, investing, and financing activities

o   Summary of forward-looking comprehensive risks and opportunities as assessed by our company of its lending, investing, and financing activities related to climate change

o   Nature and extent of consultation with relevant stakeholders in connection with the assessment, including opportunities for stakeholders to support our company in the development of its assessment, as appropriate

Bank of America currently reports estimates for a single sector but our request is for Bank of America to expand its reporting of estimates to include the other sectors of the economy our company does business in. This existing disclosure does not provide shareholders with a transparent, detailed, and comprehensive assessment of the bank’s exposure to financial and reputational risks from relationships across all carbon-intensive industries.

This is of particular concern for investors because the fiduciary  reporting responsibilities of company management and the Board of Directors involves the public and transparent identification and management of materials risks.

Shareholders are urged to vote FOR  Proposal #7: Climate Change Report following the instruction provided on the company’s proxy mailing.

1.      The Financial Sector is Exposed to Significant Risks from Climate Change

Climate change poses urgent risk management challenges for the banking industry. Banks create value for shareholders by anticipating emerging risks and opportunities in the broader economy and adjusting their risk exposures accordingly. Due to its diverse causes and effects, climate change creates threats and opportunities for corporate banking clients throughout the economy. In particular, climate risks have become especially acute for greenhouse gas-intensive companies such as oil and gas producers, coal miners, and electric power producers, as well as the banks that lend to and provide other forms of financing to them.

Banks contribute to climate change through their financed emissions, which include loans to and investments in companies that emit greenhouse gases. A bank’s financed emissions typically dwarf its other climate impacts and expose it to reputational and financial risks. To measure their financed emissions, banks have access to accounting tools developed by the Greenhouse Gas Protocol, a partnership between the World Resources Institute and the World Business Council for Sustainable Development.

The Carbon Tracker Initiative has found that the mispricing of climate risk from the fossil fuel reserves of oil, gas, and coal producers exposes financial institutions that invest in and lend to these companies to significant financial risks. Banks that finance carbon-intensive electric utilities also face risks from future regulation of greenhouse gas emissions and the declining costs of renewable power relative to coal.

For example, analyst reports from Goldman Sachs, HSBC, and Citigroup have challenged the case for continued investment in greenhouse gas-intensive industries. These reports acknowledge that investing in assets such as coal mining, coal transport, and coal-fired power generation facilities translates into material financial risk for associated financial institutions. HSBC’s January 2013 research report “Oil & carbon revisited: Value at risk from ‘unburnable’ sources” projected that global efforts to lower carbon emissions consistent with a 2°C climate change limit could lower oil and gas prices and reduce market capitalizations of oil and gas producers by 40-60%.  This loss of cash flows and market capitalization would be accompanied by a deterioration of the credit quality of these fossil fuel companies and a corresponding increase in credit risk for their bankers.

Climate change has begun to dramatically shift the landscape of risk and opportunity for the banking sector. To safeguard shareholder value, banks must take a strategic approach to measuring and managing their exposure to climate risk.

2.      Bank of America is Highly Exposed to Climate Risk

In 2013, Bank of America acknowledged in its CDP survey that it faced significant reputational risks from its banking relationships with clients in carbon-intensive industries:

“As one of the world’s largest financial institutions, protecting our corporate reputation among our customers, shareholders, as well as governments and NGOs, is of paramount importance to maintaining our brand value. As societal concern about climate change has grown, there has become an increasing awareness among a range of stakeholders of the role the financial services sector can and should have in promoting climate change mitigation through its financing activities. The transition to a low-carbon economy will take decades, and for a period of time economies will continue to rely on a significant, though proportionately decreasing, volume of carbon-sourced energy. Some of our clients will necessarily be in carbon intensive industries, and reputational risk could arise if we are not developing the appropriate balance of carbon reliant and low-carbon reliant customers or sources of energy in our business mix. As a large company with a large operational carbon footprint, we face reputational risks if we are not voluntarily proactive in reducing our operational GHG emissions.”

Through its corporate lending and underwriting businesses, Bank of America remains highly exposed to both reputational and financial risks from carbon-intensive clients in the fossil fuel and electric power sectors. In 2012, Bank of America was the largest financier of the most coal-dependent electric power producers in the United States, and, between 2005 and 2013, our company was the third largest financier of coal mining in the world.

In “Banking on Coal”, a 2013 report by BankTrack, researchers report that Bank of America’s cumulative bond and loan financing for the global coal mining industry between 2005 and 2013 was $9.1 billion. This exposure to coal mining was the third largest among global banks behind only Citigroup and Morgan Stanley.

In 2012, Bank of America was the largest financier of the most coal-dependent electric power producers in the United States in 2012 with $1.7 billion in bond and loan transactions. The bank’s transactions with these coal-fired power companies has already exposed it to significant financial risks, such as through its participation in a January 2013 $22.6 billion loan transaction with Energy Future Holdings, a coal-intensive electric power producer that was on the brink of bankruptcy as of March 2014.

In 2012, Bank of America also tied with Citigroup as the largest financier of coal producers that engage in mountaintop removal (MTR) coal mining, with $1.3 billion in transactions with the top producers of MTR coal. MTR, a form of surface mining that blasts off the tops of mountains to expose coal seams and buries neighboring valleys with the resulting rock and soil, causes severe irreparable impacts on mountain ecosystems and communities near mine sites. A 2011 survey of peer-reviewed studies on mountaintop removal mining published in Science concluded that the practice causes “pervasive and irreversible” environmental damage “that mitigation practices cannot successfully address.”  The survey also concluded that public health studies of mountaintop removal mining found that it has a “high potential for human health impacts.”

Our company faces significant financial risks from its ties to the largest producers of MTR coal. For example, Bank of America served as a lender to the #2 producer of MTR coal, Patriot Coal, through several loan transactions from 2007 until it filed for bankruptcy in 2012. The bank also participated in all bond and loan transactions since 2012 for the #1 and #3 producers of MTR coal, Alpha Natural Resources and Arch Coal, both of which lost over half of their market capitalization since January 2012 and have below-investment-grade credit ratings.

In contrast to Bank of America, its industry peers, including JPMorgan Chase, Wells Fargo, and BNP Paribas responded to MTR-related risks in 2013 by phasing out financing relationships with leading mountain-top removal companies.

Therefore, shareholders are urged to vote FOR  Proposal #7: Climate Change Report following the instruction provided on the company’s proxy mailing.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  NO PROXY CARDS WILL BE ACCEPTED BY CALVERT INVESTMENT MANAGEMENT, INC. (CIM); ANY REGISTERED INVESTMENT COMPANY THAT HAS RETAINED CIM AS ITS INVESTMENT ADVISER (EACH A CALVERT FUND); THE SISTERS OF THE HOLY NAMES OF JESUS AND MARY, US ONTARIO PROVINCE; THE CONGREGATION OF DIVINE PROVIDENCE; PROVIDENCE TRUST; FRIENDS FIDUCIARY CORPORATION; OR THE CONGREGATION OF ST. JOSEPH.  PLEASE DO NOT SEND YOUR PROXY TO CIM; ANY CALVERT FUND; THE SISTERS OF THE HOLY NAMES OF JESUS AND MARY, US ONTARIO PROVINCE; THE CONGREGATION OF DIVINE PROVIDENCE; PROVIDENCE TRUST; FRIENDS FIDUCIARY CORPORATION; OR THE CONGREGATION OF ST. JOSEPH .  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY CIM, CERTAIN CALVERT FUNDS, AND/OR F&C INVESTMENTS.

For questions regarding Bank of America Corporation Proposal #7 Climate Change Report, please contact Gabriel Thoumi, CFA, Calvert Investments, 301.961.4759, gabriel.thoumi@calvert.com.

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